Amy L. Bowler Partner Phone 303.290.1086 abowler@hollandhart.com

September 29, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Attn:     Michael Purcell, Staff Attorney

              Daniel Morris, Legal Branch Chief

Washington, D.C. 20549

Re:	AMERICAN BATTERY TECHNOLOGY COMPANY
Registration Statement on Form S-3
Filed September 14, 2023
File No. 333-274524

Dear Mr. Purcell:

Set forth below are responses of American Battery Technology Company (the “Company”) to comments received from the staff by letter dated September 26, 2023. For your convenience in reviewing, your comment is included in italics immediately followed by the Company’s response.

1. We note that your company incurred a net loss in fiscal year 2022. Accordingly, please update your financial statements and related financial information in accordance with Rule 8-08(b) of Regulation S-X. You will need to include your audited financial statements or file and incorporate by reference your annual report for fiscal year ended June 30, 2023 before we will accelerate the effective date of your registration statement.

The Company filed its Annual Report on Form 10-K for the fiscal year ended June 30, 2023 (the “Form 10-K”) on September 28, 2023. We have incorporated the Form 10-K by reference into Amendment No. 1 to the Company’s Registration Statement on Form S-3 (File No. 333-274524).

Please contact me (303.290.1086) or Bret Meich (775.561.0454), the Company’s General Counsel, if you should have any questions regarding the responses contained herein.

Very truly yours,

Amy L. Bowler
Partner of Holland & Hart llp

ALB:cr

Location	Mailing Address	Contact
555 17th Street, Suite 3200	P.O. Box 8749	p: 303.295.8000 | f: 303.295.8261
Denver, CO 80202-3921	Denver, CO 80201-8749	www.hollandhart.com

Holland & Hart LLP Anchorage Aspen Billings Boise Boulder Cheyenne Denver Jackson Hole Las Vegas Reno Salt Lake City Santa Fe Washington, D.C.